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                             September 21, 2020

       Zhenyu Wu
       Chief Financial Officer
       Elite Education Group International Ltd
       1209 N. University Blvd.
       Middletown, OH 45042

                                                        Re: Elite Education
Group International Ltd
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted September
11, 2020
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-1
                                                            Submitted September
18, 2020
                                                            CIK 0001781397

       Dear Mr. Wu:

             We have reviewed your amended draft registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted September 18, 2020

       Use of Proceeds, page 30

   1. We note that you plan to use the proceeds of the offering to, among other things, "expand our existing (the
Middletown campus) and build future (the Hamilton and Oxford (main)
                                                        campuses) student
dormitory facilities at Miami University of Ohio" and expand "into the
                                                        Canadian and Southeast
Asian markets." If the proceeds will be used to acquire assets, other than in the
ordinary course of business, please briefly describe the assets and their cost. Similarly, if the
proceeds will be used to finance acquisitions of other business,
 Zhenyu Wu
Elite Education Group International Ltd
September 21, 2020
Page 2
      please briefly describe such businesses and the status of such acquisitions. Refer to Item
      3.C of Form 20-F.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Six Months Ended March 31, 2020 and 2019, page 36

2. Please quantify the increase in revenue attributable to increases in enrollments of students separately from increases in new commission revenue earned. Refer to Item 5.A and 5.A.1 of Form 20-F as directed by Item 4.a of Form F-1, and SEC Releases 33-6835 and 33-
      8350, for guidance. Also refer to section 501.04 of the staff's Codification of Financial
      Reporting Policies in regard to quantifying each factor cited.
3. Please discuss the factors causing the decrease in the gross profit margin of 63% for the period ended March 31, 2020 from the 71% for the period ended March 31, 2019. Refer to the guidance in the preceding comment.
Our Business
Properties, page 48

4. We note your disclosure in this section, which states that "Renda started charging the
      Company the actual rental expense instead of the previous agreed-upon RMB 2.9 million." Please revise to include the amount of the actual rental expense.
Recently issued accounting standards, page F-31

5.    You disclose ASU 2016-13 Financial Instruments - Credit Losses (Topic
326) is effective
      January 1, 2020. You also disclose you are currently evaluating the impact of this new guidance. Please clarify the status of this ASU to your business. Refer to ASU 2019-10.
       You may contact Tony Watson at (202) 551-3318 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameZhenyu Wu
                                                            Division of
Corporation Finance
Comapany NameElite Education Group International Ltd
                                                            Office of Trade &
Services
September 21, 2020 Page 2
cc:       F. Alec Orudjev, Esq.
FirstName LastName